UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

[  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________________

Commission file number 0-21656

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

United Community Banks, Inc.
Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

United Community Banks, Inc.
63 Highway 515, PO Box 398
Blairsville, GA 30512

UNITED COMMUNITY BANKS, INC.
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(with Independent Accountants’ Report thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees
United Community Banks, Inc. Profit Sharing Plan
Blairsville, Georgia

We have audited the accompanying statements of net assets available for plan benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2003 and 2002 and the changes in its net assets available for plan benefits for the year ended December 31, 2003, in conformity with the United States generally accepted accounting principles.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2003, was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 31, 2003, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
July 12, 2004

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Cash	$4,999	166,801
Investments at fair value:
Common stock of United Community Banks, Inc.	16,438,649	11,973,298
Shares of registered investment company mutual funds	25,868,049	18,624,364

Total investments	42,311,697	30,764,463

Receivables:
Employees’ contributions	110,608	—
Employer’s contributions	1,125,053	833,419
Accrued dividends	43,040	30,676
Participant loans	—	216

Total receivables	1,278,701	864,311

Total assets	43,590,398	31,628,774

Liabilities:
Amounts due to brokers	4,706	11,502
Benefit claims payable	1,348	—

Total liabilities	6,054	11,502

Net assets available for plan benefits	$43,584,344	31,617,272

See accompanying notes to financial statements.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2003

Additions to net assets attributable to:
Investment income:
Interest and dividends	$551,722
Net appreciation in fair value of investments	8,079,006

Total investment income	8,630,728
Contributions:
Employer discretionary	1,055,619
Employer match	1,698,439
Employee deferrals	2,764,949
Employee rollovers	223,823
Other	21,946

Total contributions	5,764,776

Total additions	14,395,504

Deductions from net assets attributable to:
Distributions paid to participants	2,273,377
Administrative expenses	155,055

Total deductions	2,428,432

Net increase in net assets available for plan benefits	11,967,072
Net assets available for plan benefits:
Beginning of year	31,617,272

End of year	$43,584,344

See accompanying notes to financial statements

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements

(1) Description of the Plan

The following description of United Community Banks, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion after the completion of one year of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees of the Company participating in the Plan are entitled to make pre-tax contributions to the Plan in amounts from 2% to 30% of their annual compensation. The Company’s matching contribution is up to 5% of a participant’s annual compensation for those who have completed at least one year of service and have elected to make deferred contributions. The Company may also make an additional discretionary contribution in any Plan year. Contributions are subject to certain limitations.

Vesting

Participants are immediately vested in their voluntary contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

		Vested
Years of Service		Percentage
Less than	1	0%
	2	33%
	3	66%
3 or more		100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing administrative expenses paid from the plan. Forfeitures during 2003 totaled $22,435.

Payment of Benefits

Upon retirement, a participant is entitled to receive 100% of his vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.

Administrative Expenses

In 2003, the Plan began paying administrative expenses. Prior to 2003, administrative expenses of the Plan were absorbed by the Company.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(1) Description of the Plan, continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. The Company’s stock trades on the NASDAQ exchange, and the value of UCBI stock at December 31, 2003 is based on a quoted market price. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The net gain/(loss) from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains/(losses) are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(3) Investments

The following table represents investments at December 31, 2003 and 2002

	2003	2002
Cash	$4,999	166,801

United Community Banks, Inc. Common Stock (750,167 and 736,969 shares at December 31, 2003 and 2002, respectively)	$16,438,649	11,973,298

INTRUST Funds:
AI Money Market Fund	$1,245,769	1,132,961
Federated – U.S. Treasury Cash Reserves Fund	885	884
Amcent Equity Income Fund	276,757	—
AI Nestegg 2040 Fund	3,969,356	2,525,558
AI Nestegg 2030 Fund	3,595,491	2,497,343
AI Nestegg 2020 Fund	7,664,069	6,051,818
AI Nestegg 2010 Fund	2,904,715	2,388,601
AI Nestegg Capital Preservation Fund (formerly Nestegg 2000 Fund)	1,691,169	1,249,708
American Independence International Multi-Manager Stock Fund	168,987	82,211
Baron Growth Fund	205,780	14,399
Federated Stock Trust Fund	936,234	555,749
Federated Max-Cap Fund	669,923	413,693
Franklin Strategic Small MIDCAP Growth Fund	477,764	229,169
Janus Growth & Income Fund	638,173	342,750
MSIF MIDCAP Value Advisor Fund	—	141,184
Royce Fund	142,336	12,030
Pimco Total Return Bond Fund	1,280,641	986,306

Total INTRUST Funds	$25,868,049	18,624,364

During 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $8,079,006 as detailed below:

Year Ended
December 31, 2003
Net Change in Investments at Fair Value as Determined by Quoted Market Price
Mutual Funds	$3,706,314
United Community Banks, Inc. Common Stock	4,372,692

Net change in Fair Value	$8,079,006

Single investments representing more than 5% of the Plan’s net assets as of December 31, 2003 and 2002, are separately identified.

	December 31
	2003	2002
United Community Banks, Inc. Common Stock	16,438,649	11,973,298
AI Nestegg 2040 Fund	3,969,356	2,525,558
AI Nestegg 2030 Fund	3,595,491	2,497,343
AI Nestegg 2020 Fund	7,664,069	6,051,818
AI Nestegg 2010 Fund	2,904,715	2,388,601

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued

(4)  Tax Status

The Plan obtained its latest determination letter on October 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)  Party-In-Interest Transactions

The Plan received cash dividends of $543,105 on its investment in United Community Banks, Inc. common stock during 2003.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2003

Employer Identification Number: 58-0554454

Plan Number: 001

(a) Identity of issuer			Fair
or similar party (b)	Description of assets (c)	Cost (d)	Value (e)
* United Community Banks, Inc.	Common stock — 750,167 shares	N/A	$16,438,649
INTRUST INTRUST	AI Money Market Fund — 1,245,769 shares Federated — U.S. Treasury Cash Reserves Fund - 885 shares	N/A N/A	1,245,769 885
INTRUST	AMCENT Equity Income Fund — 35,527 shares	N/A	276,757
INTRUST	AI NESTEGG 2040 Fund — 422,722 shares	N/A	3,969,356
INTRUST	AI NESTEGG 2030 Fund — 376,097 shares	N/A	3,595,491
INTRUST	AI NESTEGG 2020 Fund — 793,382 shares	N/A	7,664,069
INTRUST	AI NESTEGG 2010 Fund — 288,739 shares	N/A	2,904,715
INTRUST	AI NESTEGG Capital Preservation Fund - 163,398 shares AI International Multi-Manager Stock Fund -	N/A	1,691,169
INTRUST	14,759 shares	N/A	168,987
INTRUST	Baron Growth Fund — 5,806 shares	N/A	205,780
INTRUST	Federated Stock Trust Fund — 27,319 shares	N/A	936,234
INTRUST	Federated Max-Cap Fund — 29,761 shares	N/A	669,923
	Franklin Strategic Small MIDCAP Growth Fund
INTRUST	- 15,810 shares	N/A	477,764
INTRUST	Janus Growth & Income — 22,074 shares	N/A	638,173
INTRUST	Royce Fund — 10, 181 shares	N/A	142,336
INTRUST	PIMCO Total Return Bond Fund — 119,574 shares	N/A	1,280,641

*	Party in interest

N/A — Due to Plan being fully participant directed, such values are not applicable.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Community Banks, Inc.
Profit Sharing Plan
By:	s/ John Goff

Title:	Vice President and Trust Officer INTRUST BANK, N.A.

Date:	July 22, 2004

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accountants